SHARPS TECHNOLOGY, INC.

105 Maxess Road, Suite 124,

Melville, NY 11747

January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Juan Grana
Katherine Bagley

Re:	Sharps Technology, Inc.
Acceleration Request for Registration Statement on Form
S-3 Initially filed September 15, 2025, as amended
File No. 333- 290255

Dear Mr. Grana and Ms. Bagley,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sharps Technology, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Friday, January 30, 2026, or as soon as thereafter practicable.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Paul K. Danner
Name:	Paul K. Danner
Title:	Principal Executive Officer

cc:	Ellenoff Grossman & Schole LLP